                                                                 EXHIBIT (a)(21)

          SUPPLEMENT TO THE OFFER TO PURCHASE DATED JANUARY 31, 1997

                                HLT CORPORATION
                         A WHOLLY OWNED SUBSIDIARY OF
                           HILTON HOTELS CORPORATION
           HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH
                       61,145,475 SHARES OF COMMON STOCK
               (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING
                  CUMULATIVE PREFERRED STOCK PURCHASE RIGHTS)
                                      OF
                                ITT CORPORATION

                                      TO
                           $70 NET PER SHARE IN CASH

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
    CITY TIME, ON FRIDAY, AUGUST 29, 1997, UNLESS THE OFFER IS EXTENDED.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES, INCLUDING THE RIGHTS ASSOCIATED THEREWITH, WHICH WHEN ADDED TO THE NUMBER OF SHARES (AND RIGHTS) BENEFICIALLY OWNED BY HLT CORPORATION (THE "PURCHASER") AND ITS AFFILIATES, CONSTITUTES A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES (AND RIGHTS) OF ITT CORPORATION (THE "COMPANY") ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"), (2) THE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR THE PURCHASER BEING SATISFIED THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "RIGHTS CONDITION"), (3) THE PURCHASER BEING SATISFIED THAT THE NEVADA CONTROL SHARE ACQUISITION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "CONTROL SHARE CONDITION"), (4) THE PURCHASER BEING SATISFIED THAT THE NEVADA BUSINESS COMBINATION STATUTE SHALL BE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER (THE "BUSINESS COMBINATION CONDITION"), AND (5) THE PURCHASER BEING SATISFIED THAT ALL MATERIAL GAMING APPROVALS HAVE BEEN OBTAINED ON TERMS SATISFACTORY TO THE PURCHASER (THE "GAMING CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE. THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING. SEE THE INTRODUCTION AND SECTIONS 1, 14 AND 15 OF THE OFFER TO PURCHASE, AND THE SCHEDULE 14D-1.

                               ---------------

                                   IMPORTANT

  HILTON HOTELS CORPORATION ("PARENT") AND THE PURCHASER ARE SEEKING TO NEGOTIATE WITH THE COMPANY WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR THE PURCHASER. THE PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED SECOND-STEP MERGER CONSIDERATION) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, COMMON STOCK OF PARENT AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PARENT, THE PURCHASER AND THE COMPANY.

                               ---------------

                     The Dealer Manager for the Offer is:
                         DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

August 7, 1997

  Any stockholder desiring to tender all or any portion of his Shares, and the associated Rights, should either (i) complete and sign the Letter of Transmittal which accompanies the Offer to Purchase or this Supplement (or a facsimile thereof) in accordance with the instructions in such Letter of Transmittal and (A) mail or deliver it together with the certificate(s) representing tendered Shares and, if separate, the certificate(s) representing the associated Rights ("Rights Certificates"), and any other required documents, to the Depositary or (B) tender such Shares (and associated Rights, if applicable) pursuant to the procedures for book-entry transfer set forth in
Section 3 of the Offer to Purchase, or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares (and associated Rights, if applicable) are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares and, if applicable, the associated Rights. Stockholders will be required to tender one associated Right for each Share tendered in order to effect a valid tender of such Share. See Section 3 of the Offer to Purchase.

  A stockholder who desires to tender Shares and associated Rights, and whose certificates representing such Shares (and, if applicable, associated Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer (as described in Section 3 of the Offer to Purchase) on a timely basis, may tender such Shares (and, if applicable, associated Rights) by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

  Questions and requests for assistance, or for additional copies of the Offer to Purchase, this Supplement, the revised (yellow) Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer to Purchase, this Supplement, the revised (yellow) Letter of Transmittal, or other tender offer materials.

To the Holders of Shares of Common Stock (Including the Associated Series A Participating Cumulative Preferred Stock Purchase Rights) of ITT Corporation:

                                 INTRODUCTION

  The following information amends and supplements the Offer to Purchase dated January 31, 1997 (as amended and supplemented by the Schedule 14D-1 to which the Offer to Purchase is an exhibit, the "Offer to Purchase") of HLT Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"). Pursuant to this Supplement, the Purchaser is now offering to purchase (i) 61,145,475 shares of common stock, no par value per share (the "Shares"), of ITT Corporation, a Nevada corporation (the "Company"), or such greater number of Shares which, when added to the number of Shares beneficially owned by the Purchaser and its affiliates, constitutes a majority of the total number of Shares outstanding on a fully diluted basis as of the Expiration Date (the greater of such numbers of Shares being the "Maximum Number"), and (ii) unless and until validly redeemed by the Board of Directors of the Company (the "Board"), the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 1, 1995, between the Company and The Bank of New York, as Rights Agent (the "Rights Agreement"), at a price of $70 per Share (including associated Right), net to the seller in cash without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related Letter of Transmittal (which together constitute the "Offer"). Unless the context requires otherwise, all references in this Supplement to Shares shall include the associated Rights and all references to the Rights shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement.

  Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase.

  The Offer is subject to the fulfillment of certain conditions, including the following: (1) the Minimum Condition, (2) the Rights Condition, (3) the Control Share Condition, (4) the Business Combination Condition, and (5) the Gaming Condition, each of which is described in the Offer to Purchase. See the Introduction and Sections 14 and 15 of the Offer to Purchase.

  Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may use either the original (blue) Letter of Transmittal and the original (grey) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or the revised (yellow) Letter of Transmittal and the revised (beige) Notice of Guaranteed Delivery circulated with this Supplement. While the original (blue) Letter of Transmittal refers to the Offer to Purchase dated January 31, 1997, stockholders using such document to tender their Shares will nevertheless receive $70 per Share for each Share validly tendered and not withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

  SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $70 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. SEE SECTION 1 OF THIS SUPPLEMENT. SEE SECTION 4 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

  THE OFFER TO PURCHASE AND THIS SUPPLEMENT, THE AMENDMENTS THERETO AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.  AMENDED TERMS OF THE OFFER

  The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

  The price per Share to be paid pursuant to the Offer has been increased from $55 per Share (and associated Right) to $70 per Share (and associated Right), net to the seller in cash. All stockholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Supplement) will receive the increased price. The Expiration Date has previously been extended to 12:00 Midnight, New York City Time, on Friday, August 29, 1997, unless and until the Purchaser, in its sole discretion, shall further extend the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

  The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. Parent is seeking to negotiate with the Company a definitive acquisition agreement pursuant to which the Company would, as soon as practicable following consummation of the Offer, consummate the Proposed Merger with Parent or the Purchaser or another direct or indirect wholly owned subsidiary of Parent. In the Proposed Merger, at the effective time of the Proposed Merger, each Share that is issued and outstanding immediately prior to the effective time of the Proposed Merger (other than Shares held in the treasury of the Company or owned by Parent, the Purchaser or any direct or indirect wholly owned subsidiary of Parent) would be converted into a number of shares of Parent Common Stock having a value of $70 per Share, subject to appropriate collar provisions.

  This Supplement, the revised (yellow) Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and Rights, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of holders of Shares, and the list of holders of Rights, if applicable, or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares and Rights.

2.  PRICE RANGE OF SHARES; DIVIDENDS

  The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

  According to publicly available sources, the Company has paid no cash dividends on the Shares since the date of the Offer to Purchase.

  The high and low sales prices per Share on the NYSE as reported by published financial sources for the first quarter of 1997 were $60.500 and $41.125, respectively, for the second quarter of 1997 were $61.750 and $57.325, respectively, and for the third quarter of 1997 (through August 6, 1997) were $68.438 and $60.875, respectively.

  On August 5, 1997, the last full trading day prior to the announcement of the increase in the Offer Price, the last reported sales price of the Shares on the NYSE was $62.938. The increased Offer Price represents a 64% premium to the last reported sale price ($42.625) of the Shares on the NYSE prior to the announcement of the Offer. Stockholders are urged to obtain current market quotations for the Shares.

3.  CERTAIN INFORMATION CONCERNING THE COMPANY SINCE JANUARY 31, 1997

  The discussion set forth in Section 7 of the Offer to Purchase is hereby amended and supplemented as follows:

 The ITT Breakup

  Since announcement of the Offer, ITT has engaged in a series of sales (the "Assets Sales") (some of which are not complete) of the following assets: (i) all of the Company's shares of the capital stock of Alcatel Alsthom;

(ii) the Company's 50% interest in Madison Square Garden, L.P. ("MSG") (of which the sale of a 39.8% interest has been completed); (iii) the Company's 50% interest in television station WBIS+ (currently pending); (iv) five Sheraton hotels to FelCor Suites Hotels, Inc. ("FelCor"); and (v) subject to a variety of conditions, 50% of The Desert Inn in Las Vegas, Nevada (under a non-binding agreement in principle). In addition, the Company has announced its intention to sell The Sheraton Casino in Tunica, Mississippi.

  On July 16, 1997, the Company announced that the Company Board has adopted a comprehensive plan (the "Comprehensive Plan" and, together with the Assets Sales, the "ITT Breakup"). The major elements of the Comprehensive Plan are:

    (i) the pro rata distribution to stockholders of the Company of all the shares of ITT Destinations, Inc. ("Destinations"), a new subsidiary formed to hold the Company's hotels and gaming business (the "Destinations Distribution");

    (ii) the pro rata distribution to stockholders of the Company of all the shares owned by the Company of ITT Educational Services, Inc. ("ITT Educational"), the subsidiary that operates the Company's post-secondary technical education business (the "ITT Educational Distribution" and, together with the Destinations Distribution, the "Distributions");

    (iii) the allocation of the Company's indebtedness between its hotels and gaming business and telephone directories publishing business; and

    (iv) a tender offer by the Company to purchase up to 30,000,000 Shares, representing approximately 26% of the outstanding Shares, at $70 per Share in cash.

  Following the ITT Breakup, the Company will retain only its telephone directories publishing business, representing less than 10% of the Company's 1996 revenues.

  The foregoing discussion is qualified in its entirety by reference to the Company's Schedule 14D-9 (as amended, the "Schedule 14D-9"), the Company's Annual Report on Form 10-K for the fiscal year ended December, 31, 1996 (the "Company 1996 10-K"), and the Company's Issuer Tender Offer Statement on
Schedule 13E-4 (the "Company Schedule 13E-4"), including the exhibits to each of such documents. The Schedule 14D-9, the Company 1996 10-K and the Company
Schedule 13E-4 may be inspected at, and copies may be obtained from, the principal office of the Commission in the manner set forth in Section 7 of the Offer to Purchase.

  Set forth below is a summary of certain consolidated financial information with respect to the Company, excerpted or derived from the audited financial information of the Company contained in the Company 1996 10-K and unaudited information of the Company contained in the Quarterly Report on Form 10-Q of the Company for the quarterly period ended March 31, 1997. More comprehensive financial information is included in such reports and other documents filed with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the Commission or the NYSE in the manner set forth in Section 7 of the Offer to Purchase.

                                ITT CORPORATION

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                 THREE MONTHS ENDED
                                      MARCH 31,       YEARS ENDED DECEMBER 31,
                                 ------------------  --------------------------
                                   1997      1996      1996     1995     1994
OPERATING INFORMATION:
Revenues.......................  $   1,440 $   1,388 $  6,597 $  6,252 $  4,709
Costs and Expenses.............      1,412     1,288    5,869    5,684    4,417
Operating Income...............         28       100      728      568      292
Net Income.....................         80        20      249      147       74
Earnings Per Share.............        .68       .17     2.11     1.24      .63
Weighted Average Common Equiva-
 lent Shares...................        118       119      118      118      117

                                            AT MARCH 31, AT DECEMBER 31,
                                            ------------ ---------------
                                                1997      1996    1995
BALANCE SHEET INFORMATION:
Current Assets.............................    $1,539    $ 1,698 $ 1,143
Total Assets...............................     8,995      9,275   8,692
Current Liabilities........................     1,396      1,391   1,459
Long-Term Debt.............................     3,557      3,894   3,575
Total Liabilities..........................     5,854      6,201   5,756
Stockholders' Equity.......................     3,141      3,074   2,936

  On July 16, 1997, the Company issued a press release which included certain unaudited financial data with respect to the Company for its second quarter ended June 30, 1997, and the first six months of 1997. The following is an excerpt from such press release, and is qualified in its entirety by reference to such release:

    ITT Corporation (NYSE: ITT) today announced 1997 second quarter net income, excluding several one-time items and assets held for sale of $86 million, or 72 cents per share, in the second quarter ended June 30, 1997, compared with 1996 second quarter net income of $92 million, or 78 cents per share. Earnings before interest, taxes, and depreciation and amortization (EBITDA) for the 1997 second quarter was $262 million versus $276 million in the 1996 second quarter. Revenues, excluding assets held for sale, of $1.72 billion were 2% above comparable revenues of $1.69 billion in the 1996 second quarter.

    Reported second quarter 1997 net income was $199 million, or $1.69 per share, compared to $96 million, or 81 cents per share, in the 1996 second quarter. Reported 1997 second quarter results include the following one-time items:

  -- An after-tax gain of $116 million ($200 million pre-tax), or 99 cents per share, on the sale of a 39.8% interest in Madison Square Garden
     (MSG). Total pre-tax proceeds to ITT from this sale were $500 million. ITT is guaranteed to receive at least $150 million for its remaining 10.2% stake in MSG.

  -- An after-tax provision of $5 million ($9 million pre-tax), or 4 cents per share, for costs associated with the hostile offer for the Company by Hilton Hotels Corporation.

  -- After-tax earnings of $2 million ($4 million pre-tax), or 2 cents per share, at The Desert Inn in Las Vegas and the Company's riverboat casino in Tunica, Mississippi. ITT has decided to dispose of these properties and, accordingly, has reflected them as assets held for sale. The 1996 second quarter earnings for these properties and for the Company's interest in MSG and WBIS+-TV, which ITT has also agreed to sell, were $4 million ($6 million pre-tax), or 3 cents per share.

4.  CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER SINCE JANUARY 31,
   1997

  The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

  Set forth below is a summary of certain consolidated financial data with respect to Parent and its subsidiaries, excerpted or derived from audited financial information presented in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Parent 1996 10-K") and the unaudited financial information contained in Parent's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (the "Parent 1997 First Quarter 10-Q"). The financial information summary set forth below is qualified in its entirety by reference to the Parent 1996 10-K, the Parent 1997 First Quarter 10-Q, and other documents, financial information and related notes contained therein which have been filed with the Commission, and which are hereby incorporated herein by reference. Such reports and other documents may be inspected and copies may be obtained from the Commission, the NYSE or the PSE in the manner set forth in Section 8 of the Offer to Purchase.

                           HILTON HOTELS CORPORATION

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                 THREE MONTHS ENDED
                                      MARCH 31,       YEARS ENDED DECEMBER 31,
                                 ------------------  --------------------------
                                    1997      1996     1996     1995     1994
OPERATING INFORMATION:
Revenues.......................  $    1,303 $    957 $  3,940 $  3,555 $  3,301
Expenses.......................       1,146      878    3,611    3,200    3,015
Operating Income...............         157       79      329      355      286
Income Before Extraordinary
 Items.........................          68       37      156      173      122
Net Income.....................          68       37       82      173      122
Net Income Per Share...........         .26      .19      .41      .89      .63
Weighted Average Common Equiva-
 lent Shares...................         250      195      197      194      193

                                                AT MARCH 31, AT DECEMBER 31,
                                                ------------ ---------------
                                                    1997      1996    1995
BALANCE SHEET INFORMATION:
Current Assets.................................    $1,058    $ 1,151 $ 1,100
Total Assets...................................     7,685      7,577   3,443
Current Liabilities............................       922        998     917
Long-Term Debt.................................     2,732      2,606   1,070
Total Liabilities..............................     4,408      4,366   2,189
Stockholders' Equity...........................     3,277      3,211   1,254

  Effective December 18, 1996, the Parent completed the merger of Bally Entertainment Corporation ("Bally") with and into Parent pursuant to an agreement dated June 6, 1996. Parent's consolidated results of operations have incorporated Bally's activity from the effective date of the merger. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place on January 1, 1996. This pro forma information does not purport to be indicative of future results or what would have occurred had the acquisition been made as of that date.

                                                 THREE MONTHS ENDED  YEAR ENDED
                                                     MARCH 31,      DECEMBER 31,
                                                 ------------------ ------------
                                                        1996            1996
(in millions, except per share amounts)
Revenue.........................................       $1,239          $5,041
Operating Income................................          132             525
Income Before Extraordinary Item................           55             243
Net Income......................................           55             169
Net Income Per Share............................          .21             .64

  On July 22, 1997, Parent issued a press release reporting unaudited 1997 second quarter net income of $93 million ($.36 per share) compared to $59 million ($.30 per share) for the same period a year ago, an increase of 58%. For the three months ended June 30, 1997, Parent's consolidated revenue increased 35% to $1.4 billion from $1.0 billion for the same period a year ago. Operating income for the three months ended June 30, 1997, increased 80% to $203 million from $113 million in 1996.

5.  SOURCE AND AMOUNT OF FUNDS

  The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

  As a result of the increase in the Offer Price, the Purchaser estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and the Proposed Merger and to pay related fees and expenses will be approximately $4.5 billion. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Parent. Parent plans to obtain the funds for such capital contributions or advances from a combination of its available cash, working capital, existing credit facilities, borrowings under credit facilities that Parent will seek to obtain from commercial banks and/or issuance of public debt. Although there are no commitments by such borrowing sources at this time, Parent intends to have such credit facility or facilities in effect prior to the satisfaction or waiver of the conditions to the Offer. It is anticipated that the indebtedness incurred by Parent in connection with the Offer and the Proposed Merger will be repaid as described in the Offer to Purchase. See Section 9 of the Offer to Purchase.

6.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY SINCE JANUARY 31, 1997

  The discussion set forth in Section 10 of the Offer the Purchase is hereby amended and supplemented as follows:

  On January 31, 1997, the date the Offer was commenced, Mr. Bollenbach sent the following letter to Mr. Araskog:

January 31, 1997

Mr. Rand V. Araskog
Chairman and Chief Executive Officer
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Rand:

  I understand from press reports that your directors will be meeting on February 4, 1997, to consider Hilton's $55 per share offer for ITT Corporation. I would very much like to meet with you in advance of that meeting, or make a presentation to the ITT Board at that meeting, and discuss the compelling benefits that we see from the combination of our two companies. As I am sure you are aware, the shareholders of both of our companies and industry analysts have responded enthusiastically to Hilton's merger proposal. This response confirms our view that it is in the best interests of each company and its respective shareholders, employees and other constituencies to make this combination a reality.

  As you know, we are excited about the benefits of this combination for both of our companies, and we hope that you will share that enthusiasm after we meet with you, your directors and your advisors to discuss its details.

Best personal regards,

/s/ Steve

Stephen F. Bollenbach

  The following day, Mr. Araskog sent the following letter to Mr. Bollenbach:

February 1, 1997

Mr. Stephen F. Bollenbach
President and Chief Executive Officer
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, CA 90210

Dear Mr. Bollenbach:

  I am in receipt of your letter dated January 31, 1997. Our Board of Directors will carefully consider your proposal. It would be inappropriate for you to participate in the Board Meeting.

Sincerely,

/s/ Rand V. Araskog

Rand V. Araskog

  On February 11, 1997 Parent and Purchaser delivered a notice of nomination (the "Nomination Notice") to the Company, in accordance with their previously announced intention to nominate at the Annual Meeting, if necessary, a slate of nominees who support the Offer and the Proposed Merger, subject to their fiduciary duties (the "Parent Nominees"). Concurrently with delivery of the Nomination Notice, Parent and the Purchaser delivered a notice of intent to present business (the "Business Notice") to the Company. The Business Notice relates to two resolutions to be proposed by Parent and the Purchaser at the next Annual Meeting of the Company, in support of the Offer and the Proposed Merger.

  Also on February 11, 1997, Mr. Bollenbach sent the following letter to Mr.
Araskog:

February 11, 1997

Mr. Rand V. Araskog
Chairman and Chief Executive Officer
ITT Corporation
1330 Avenue of the Americas
New York, NY 10019-5490

Dear Mr. Araskog:

  I am writing to express again our desire to meet with you and the management of ITT to discuss our proposal for a business combination of Hilton and ITT. As you know, we believe this combination is a compelling one for both our companies and our respective shareholders. The initial response from shareholders and analysts has been overwhelmingly positive. We also believe that the prompt consummation of our offer is in the best interests of both companies' shareholders, and an agreement now will allow us to achieve the best value for your shareholders.

  I am sure that you have read, as we have, the various press reports speculating on defensive mechanisms you might employ to keep our offer from your shareholders. Of course, we have no knowledge of the accuracy of these reports, and we assume that you will not take actions to frustrate the wishes of your shareholders or to diminish the value of their equity.

  Let me reiterate, however, our commitment to making this combination a reality. We do not intend to be deterred from pursuing our offer by any actions that you may choose to take. But, to the extent your actions reduce the value of the combination to us, we would, of course, be required to review the per share price that we would be able to pay and, if necessary, adjust the terms of our offer.

  We hope that upon your review of our offer, you and your Board will agree that this combination is in the best interests of ITT and your shareholders. We stand ready to meet with you at any time and to answer any questions you or your directors may have. We look forward to hearing from you.

Sincerely,

/s/ Steve

Stephen F. Bollenbach

cc: Members of the Board
of Directors of ITT Corporation

  On February 12, 1997, the Company filed the Schedule 14D-9 with the Commission, recommending that stockholders reject the Offer. On that same date, Mr. Araskog sent the following letter to Mr. Bollenbach:

February 12, 1997

Mr. Stephen F. Bollenbach
President & CEO
Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, CA 90210

Dear Mr. Bollenbach:

  In regard to your letter dated February 11, 1997 addressed to me and copied to the Board of Directors of ITT Corporation, I believe that the recommendation of the Board, as referred to in the attached press release issued earlier today, is self-explanatory. A Solicitation/Recommendation Statement on Schedule 14D-9 will be delivered as soon as practicable.

Sincerely,

/s/ Rand V. Araskog

Rand V. Araskog

  The following day, Mr. Bollenbach sent the following letter to Mr. Araskog:

February 13, 1997

Mr. Rand V. Araskog
Chairman and Chief Executive Officer
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Mr. Araskog:

  While we are disappointed with your continued unwillingness to discuss our offer, we are heartened by the company's public statement that "the issue is creating shareholder value, both short- and long-term." We are also heartened that you now agree with us that a focus on core businesses, and monetization of nonstrategic assets, will assist the creation of shareholder value. Our proposed combination is fully consistent with these goals.

  We are, however, concerned with statements, attributed by the press to "sources close to ITT," that the company will be "unloading" assets and that the non-core businesses "are going and going quick." As I am sure you know, a fire sale of these assets will bring significantly less value than an orderly sale process. Following the combination of our companies, we will be able to work together to review all of ITT's non-core assets and realize the best value for these assets.

  The combination of ITT's core businesses with Hilton's will, of course, further enhance value for both companies' shareholders. We have structured our offer to give your shareholders a substantial premium for their shares now while, at the same time, allowing them to participate in the significant long-term value created by the combination of our companies. The creation of shareholder value, both short- and long-term, is precisely what our proposal will accomplish.

  We continue to hope that you will meet with us promptly so that we may negotiate a transaction that is in the interests of both companies' shareholders. Failing this, as you know, we plan to bring the question directly to your shareholders at your regularly held May annual meeting. Once again, I look forward to hearing from you.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

  On February 24, 1997, Parent and the Purchaser filed a preliminary proxy statement with the Commission in connection with the solicitation of proxies from the stockholders of the Company with respect to the Annual Meeting of the Company's stockholders. On that same date, Mr. Bollenbach sent the following letter to Mr. Araskog:

February 24, 1997

Mr. Rand V. Araskog
Chairman and Chief Executive Officer
ITT Corporation
1330 Avenue of the Americas
New York, NY 10019-5490

Dear Mr. Araskog:

  The recently announced agreement between Marriott and Renaissance serves as a reminder that our competitors will not stand still awaiting the completion of a combination of Hilton and ITT. We can both do our shareholders a great service by meeting soon to discuss the substantial benefits to be realized by a combination of our two companies.

  In spite of press reports on your continuing bid for SEAT SpA, we hope we have been successful in convincing you to re-think your ownership of non-core businesses. But let me emphasize that a true focus on your core businesses involves more than simply selling non-strategic assets. We are confident that your shareholders will realize more value from a combination with Hilton than they would from any quick-fix financial engineering transactions.

  While we remain prepared to take the question directly to your shareholders, a faster resolution of this important matter is in everyone's interest. Therefore, we hope that you will agree to meet with us soon. Waiting for your regularly scheduled May annual meeting will only result in a lost opportunity for our companies and shareholders.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

  On March 21, 1997, Parent and the Purchaser filed a definitive proxy statement (as it may be amended, the "Definitive Proxy Statement") with the Commission in connection with the solicitation of proxies from the stockholders of the Company with respect to the Company's 1997 Annual Meeting of stockholders.

  On May 19, 1997, the Company announced that it had agreed to sell five Sheraton hotels to FelCor and that the Company would retain management of each of the hotels for a 20-year period. On June 2, 1997, Mr. Bollenbach sent the following letter to the members of the Company Board:

June 2, 1997

Board of Directors
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Members of the Board:

  While ITT has failed to disclose any of the details of its proposed sale of five hotels to Felcor, some disturbing aspects of that proposed transaction have recently come to light. In particular, we now understand that ITT proposes to include a penalty provision in the transaction, under which Felcor would be able to terminate ITT's right to manage these five hotels in the event of a change of control of ITT.

  As I am sure you appreciate, in a sale transaction of the type proposed with Felcor, the seller receives two forms of consideration: cash up front, and a management/franchise contract under which the seller receives payments in the future. Both forms of consideration are important assets to ITT and its shareholders. The change of control penalty provision proposed in the Felcor transaction means that ITT and its shareholders would lose part of the consideration from the sale, and receive nothing in return, in the event of a change of control of ITT.

  We view these change of control provisions as irresponsible and unnecessary. In this regard, Hilton is willing to purchase the five hotels at the same price that Felcor proposes to pay, with a contract providing that the hotels would be managed by ITT Sheraton on the same economic terms as under the proposed contract with Felcor, but without any change of control penalty provisions. This is clearly more advantageous to ITT shareholders.

  More generally, we are also disturbed that ITT, after following our advice with respect to shedding noncore assets, now appears to be pursuing a path of shedding core assets with a view to keeping Hilton's offer from ITT shareholders. Please be advised that if ITT is looking to dispose of any more of its core assets, Hilton is a ready, willing and able buyer.

  We remain hopeful that, in the interests of your shareholders, you will agree to talk to us about the compelling benefits of combining our companies. Until that time, we trust that you will not take value away from your shareholders by entering into transactions designed to drive us away.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

  On June 9, 1997, Mr. Bollenbach sent the following letter to the members of the Company Board:

June 9, 1997

Board of Directors
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Members of the Board:

  Following my letter of last week, I was astonished to learn from news reports that ITT is not only placing change of control penalty provisions into its management contracts with FelCor, but has already placed these shark repellent provisions into numerous other management contracts signed since announcement of Hilton's offer for ITT. Even more troubling were reports that ITT is seeking to sell many of its premier hotel properties on similar terms.

  As I stated in my previous letter, Hilton is a ready, willing and able buyer for ITT's core assets. So that there can be no mistake, let me now be even more clear: I am confident that the price Hilton can offer for ITT's core assets is higher than any bona fide price that ITT can obtain from any other qualified purchaser. And, as you know, Hilton will not ask for any change of control penalty provisions.

  ITT's interest in selling core assets also raises the more fundamental question of why ITT continues to refuse to talk to us. The benefits of combining our two companies remains compelling. We are more committed than ever to making this combination a reality. If ITT's efforts to drive us off destroy shareholder value, this will only force us to pay less for the ITT shares.

  Before we reach that point, I truly believe that, in the interests of both companies' shareholders, the time has come for us to sit down as fiduciaries and conclude a transaction that will benefit both companies. I hope that, on reflection, you will agree.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

  On August 6, 1997, Mr. Bollenbach sent the following letter to the members of the Company Board:

August 6, 1997

Board of Directors
ITT Corporation
1330 Avenue of the Americas
New York, New York 10019-5490

Dear Members of the Board:

  Hilton is today announcing an increase in its offer for all of ITT Corporation to $70 per share. This represents a 64% premium over ITT's trading price prior to the original commencement of our offer in January. We will be amending our cash tender offer for a majority of the shares of ITT to offer $70 per share. Following consummation of the tender offer, we would then complete a second-step merger in which the remaining ITT shares would be converted into shares of Hilton common stock having a value of $70 per ITT share, subject to appropriate collar provisions.

  We believe our revised offer represents a full and attractive price for your shareholders, and is demonstrably superior to the partial tender offer and break-up plan announced by ITT last month. The combination of Hilton and ITT-- which includes significant cost savings and synergies unique to this combination--will bring maximum value to our respective shareholders. I hope that you will agree, in light of our revised offer, that the time has come for us to reach a prompt agreement to expedite this transaction.

  I look forward to hearing from you or your advisors.

Sincerely,

/s/ Stephen F. Bollenbach

Stephen F. Bollenbach

7. CERTAIN LEGAL MATTERS SINCE JANUARY 31, 1997; REGULATORY APPROVALS SINCE JANUARY 31, 1997

  The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

  Antitrust Compliance. On February 27, 1997 at 11:59 pm, New York City time the waiting period under the HSR Act expired.

  Competition Act (Canada). On February 6, 1997, Parent filed a pre-merger notification with the Director of Investigation and Research (the "Canadian Director") with respect to the Offer and the Proposed Merger. The applicable waiting period under the Canadian Competition Act (the "Competition Act") expired on February 27, 1997. In addition, Parent filed an application for an advance ruling certificate confirming that the Canadian Director would not have sufficient grounds on which to apply to the "Competition Tribunal," a specialized tribunal empowered to deal with certain matters governed by the Competition Act, with respect to the Offer or the Proposed Merger. The Canadian Director issued such an advance ruling certificate to Parent on February 18, 1997.

  Federal Communications Act Approvals. On March 4, Parent and the Purchaser filed with the FCC three applications for consent to transfer control of the Company's one-half interest in television station WPXN (formerly WBIS+). Both the Company and Dow Jones & Co. filed objections to Parent's and the Purchaser's two short-form applications, and Parent and the Purchaser filed a consolidated reply to those objections. The Company subsequently filed a petition to deny Parent's and the Purchaser's long-form application, which Parent and the Purchaser opposed. All three applications by Parent and the Purchaser are pending.

  Third Party Approvals. According to the Schedule 14D-9, on April 15, 1997, the Company agreed to sell its 50% interest in MSG to Cablevision and on June 17, 1997 the initial sale of a 39.8% interest was completed. Until the remaining portion of such interest is sold Parent and the Purchaser may nonetheless be required to obtain approval from the National Basketball Association and the National Hockey League prior to consummation of the Offer and the Proposed Merger. Parent does not expect there to be significant impediments to obtaining these approvals; however there can be no assurance when or if such approvals will be granted.

  Nevada Gaming Regulations. On January 31, 1997, Parent and Purchaser filed applications with the Nevada State Gaming Control Board and the Nevada Gaming Commission requesting approvals of the Offer, the acquisition of control of the Company and the Proposed Merger.

  New Jersey Gaming Regulations. On February 14, 1997, Parent filed a petition with the New Jersey Casino Control Commission (the "CCC") for an order qualifying the Purchaser as a holding company of a New Jersey casino licensee for the purpose of pursuing and consummating the Offer (the "Purchaser's Proceeding"). On February 27, 1997, the Company filed a petition with the CCC to intervene in the Purchaser's Proceeding. On March 5, 1997, the Parent Nominees filed a petition with the CCC for an order temporarily qualifying them to serve as directors of the Company upon being elected to the Board ("Nominees' Proceeding"). On April 4, 1997, the Company and its subsidiaries filed a petition to intervene in, and to dismiss, the Nominees' Proceeding.

  On July 16, 1997, the Company and its subsidiaries petitioned the CCC for various regulatory approvals in connection with the Company's implementation of the Comprehensive Plan. On Monday, August 4, 1997, Parent petitioned the CCC for consolidation of the Company's petition for approval of the Comprehensive Plan with the petitions filed by Parent and by the Hilton Nominees, and to permit Parent and the Company to intervene in each other's petitions.

  Mississippi Gaming Regulations. On April 17, 1997, the Purchaser was found suitable by the Mississippi Gaming Commission to be associated with a gaming licensee under the Mississippi Gaming Control Act. At that time, the Mississippi Gaming Commission also granted its approval to Parent for the proposed acquisition of control of the Company through the Purchaser. The approvals granted did not include the Proposed Merger which will require additional approval by the Mississippi Gaming Commission.

  Certain Litigation. On February 12, 1997, the Company filed an answer and counterclaims to the Complaint denying certain allegations of the Complaint. The counterclaims seek injunctive relief prohibiting

Parent from proceeding with the Offer. The counterclaims allege that the Offer and the Proposed Merger are the product of the misuse of confidential information concerning the Company obtained by: (i) certain employees of Bally during the course of due diligence by those employees with respect to a potential business combination of Bally and the Company; and (ii) a law firm that performed certain services for the Company, one of its subsidiaries, and a joint venture between the Company and Dow Jones & Co. The counterclaims also allege that the Offer to Purchase fails to disclose: (i) that there is a significant risk that the Offer and Proposed Merger may be found to violate the antitrust laws; (ii) that there is a significant risk that the Offer and Proposed Merger will not be approved by gaming authorities; and (iii) information concerning the role of HFS in the Offer and Proposed Merger and the potential negative impact of HFS's role on the value of the Company's Sheraton and Four Points hotel businesses, including the risk that HFS's role will trigger anti-assignment or exclusivity clauses in various agreements and will lead to termination or non-renewal of hotel management contracts and franchise agreements. In connection with its counterclaims, the Company filed a motion for a preliminary and permanent injunction requiring Parent to discharge the law firm that is the subject of the allegations in the counterclaims.

  On March 13, 1997, the Company's motion was denied. Parent believes that the allegations of the counterclaims are without merit and denies that it received confidential information concerning the Company from either the Bally executives or the law firm mentioned in the counterclaims. Parent also believes that the Offer to Purchase complies in all material respects with disclosure requirements of the federal securities laws.

  On February 26, 1997, Parent and the Purchaser filed a motion for a preliminary injunction requiring the Company to conduct the Annual Meeting in May 1997. On April 21, 1997, the court issued an order denying such motion. On an appeal by Parent and the Purchaser of the order, the order was affirmed.

  On June 12, 1997, Parent filed a first amended and supplemental complaint (the "First Amended and Supplemental Complaint") in the U.S. District Court for the District of Nevada. In addition to the relief sought in the Complaint, the First Amended and Supplemental Complaint seeks, among other things, injunctive relief to (i) prevent the Company from further delaying its annual meeting, (ii) require the Company to conduct an auction of the Company, (iii) prohibit the Company from selling any of its assets, without conducting an auction in which Parent may participate and without stockholder approval, (iv) require the Company to rescind its transaction with FelCor, (v) invalidate the change of control provisions in the Company's management agreements with FelCor and prohibit the Company from entering into any other agreement containing change of control provisions and (vi) prohibiting the Board from taking actions aimed at entrenching themselves in office. On July 2, the Company filed a motion to dismiss certain counts included in the First Amended and Supplemental Hilton Complaint or, in the alternative, for partial summary judgment.

  On July 16, 1997, the Company filed a complaint in the U.S. District Court for the District of Nevada (the "Company Complaint") seeking, among other relief, a declaratory judgment that the Company Board did not act outside its powers or fail to exercise its powers in good faith and with a view to the interests of the Company in approving the Comprehensive Plan. The Company also filed a motion with the court seeking a speedy hearing on the claims.

  On August 5, 1997, Parent filed its answer and counterclaims to the Company Complaint (the "Counterclaims"). The Counterclaims seek, among other things, an order (i) prohibiting the implementation of the Comprehensive Plan, (ii) requiring the Company to put the Comprehensive Plan to a stockholder vote, and
(iii) declaring that the Company Board has acted on an uninformed basis and outside its powers and has exercised its powers in bad faith with a view to advancing its own interests and the interests of Company management rather than the interests of the Company and its shareholders.

8. MISCELLANEOUS

  Parent and the Purchaser have filed with the Commission amendments to the
Schedule 14D-1 furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1 and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the same manner as described in
Section 8 of the Offer to Purchase with respect to information concerning the Company.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS SUPPLEMENT, THE OFFER TO PURCHASE, THE LETTERS OF TRANSMITTAL, OR THE SCHEDULE 14D-1, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Except as modified by this Supplement and any amendments to the Schedule 14D-1, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the revised (yellow) Letter of Transmittal.

                                          HLT Corporation

August 7, 1997

  Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and, if applicable, the Rights and any other required documents should be sent by each stockholder of the Company or by such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY
                                (212) 858-2103

                                                        By Hand or Overnight
          By Mail:                By Facsimile:               Delivery:
         P.O. Box 84             (212) 858-2611           One State Street
    Bowling Green Station     Attn: Reorganization    New York, New York 10004
  New York, New York 10274-   Operations Department       Attn: Securities
             0064                                         Transfer Window,
     Attn: Reorganization                                   Subcellar One
    Operations Department

                        Confirm Facsimile by Telephone:

                                (212) 858-2103

  Any questions or requests for assistance or additional copies of the Offer to Purchase, this Supplement, the revised (yellow) Letter of Transmittal, and the revised (beige) Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           MACKENZIE PARTNERS, INC.
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)

                                      or

                         Call Toll Free (800) 322-2885

                     The Dealer Manager for the Offer is:

                         DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                           2121 Avenue of the Stars
                                  Suite 3000
                         Los Angeles, California 90067
                           (310) 282-5059 (Collect)

                                      or

                   Call Toll-Free (800) 237-5022, ext. 5059